EXHIBIT 21-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT AS OF DECEMBER 31, 2014

Name	Jurisdiction in which organized
Navigators Insurance Company	New York
Navigators Specialty Insurance Company	New York
Navigators Management Company, Inc.	New York
Navigators Management (UK) Ltd.	United Kingdom
Navigators Corporate Underwriters Ltd.	United Kingdom
Navigators Holdings (UK) Ltd.	United Kingdom
Navigators Underwriting Agency Ltd.	United Kingdom
Millennium Underwriting Ltd.	United Kingdom
Navigators Underwriting Limited	United Kingdom
Navigators N.V.	Belgium
NUAL AB	Sweden
Navigators A/S	Denmark

Note: Navigators Special Risk, Inc. and Navigators California Insurance Services, Inc., wholly-owned subsidiaries of the Company, were merged into Navigators Management Company, Inc. during 2008.